UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 1-14787 CUSIP NUMBER 247126105

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DELPHI CORPORATION

Full Name of Registrant

Former Name if Applicable

5725 Delphi Drive

Address of Principal Executive Office (Street and Number)

Troy, MI 48098

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Delphi Corporation’s (the “Company”) Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (“Form 10-Q”) could not be filed within the prescribed time period because the Company could not complete the preparation of the required information without unreasonable effort and expense. As previously announced in the Company’s Form 8-K filed March 4, 2005, the Audit Committee of the Company’s Board of Directors’ internal investigation concluded that certain previously issued financial statements would need to be restated. The decision to delay filing of the Form 10-Q was made in light of the Company’s intention to restate its previously issued financial statements and related independent auditors’ reports.

     The Company will not be in a position to file a Quarterly Report on Form 10-Q without unreasonable effort or expense prior to the time at which the Audit Committee’s internal investigation is completed and the restatements have been reviewed by the Company’s independent auditors, Deloitte & Touche LLP (“D&T”). Delphi’s management is in the process of preparing restated financial statements for audit and review by D&T, reflecting the matters identified as well as certain other out of period adjustments and other lesser matters arising out of the investigation. Although the Company is not able to predict with certainty when its investigation will be complete, it expects it will be able to issue any necessary restatement of prior historical financial statements on or before June 30, 2005 and become fully current in its filings of periodic reports with the SEC.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John D. Sheehan	(248)	813-2000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☑ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and Annual Report on Form 10-K for the year ended December 31, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 4, 2005, Delphi Corporation announced that its previously issued audited financial statements and related independent auditors’ reports as a result of the unwinding of the improperly recorded transactions, should no longer be relied upon and a restatement will be required. For additional information, refer to the Company’s Form 8-Ks filed March 4, 2005 and March 22, 2005, reporting as to the status of its ongoing internal investigation.

DELPHI CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2005	By:	/s/ John D. Sheehan John D. Sheehan, Acting Chief Financial Officer, Chief Accounting Officer and Controller)